Exhibit 99.1

TOTAL
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La Défense 6
92 400 Courbevoie France
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Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 867 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
News Release
Communiqué de Pressee
Bolivia: Total files declaration of commerciality for the Itau field
Paris, August 4, 2009 – Total announces that it has filed a declaration of commerciality with the Bolivian authorities for the Itau gas field.
Itau was discovered in 1999 in Block XX Tarija West and is operated by Total with 75% equity.
The production from this field will be transported using existing infrastructure on the neighbouring San Alberto gas field, operated by Petrobras. Itau is scheduled to start up mid-2010 and its expected production will be 50 million standard cubic feet per day (1.4 million cubic metres per day).
Located in the prolific foothills of the Andean Cordillera, Block XX contains large reserves of gas condensate in fractured sandstones reservoirs of the Devonian period.
Total Exploration and Production in Bolivia
Present in Bolivia since 1996, Total also holds a 15% interest in the San Alberto and San Antonio gas fields, which mainly supply gas to the Brazilian market.
In 2004, the Group discovered the Incahuasi gas field, located on the Ipati license (Total operator with 80% equity). The appraisal of this discovery is currently ongoing following the interpretation of the 3D seismic performed in 2008 and an appraisal well is scheduled to start by the end of the year. With the Incahuasi gas field extending outside the Ipati bloc towards the North, the appraisal well is located on the adjacent block Aquio (Total operator with 80% equity).
In 2008, Total, Gazprom and Yacimentos Petroliferos Fiscales Bolivianos (YPFB) signed a Cooperation Agreement to create a “mixed company” to explore the large Azero block (4,764 square kilometres). Total and Gazprom will be partners with equal stakes in this mixed company.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com